Exhibit 99.1

INTEL CORPORATION

SHELTERED EMPLOYEE RETIREMENT PLAN PLUS

(As Amended and Restated Effective January 1, 2006)

SECTION 1. ESTABLISHMENT AND PURPOSE OF THE PLAN.

The Intel Corporation Sheltered Employee Retirement Plan Plus (“SERPLUS”) is intended to enhance the opportunity of Eligible Employees to share in the Company’s profits on a tax deferred basis and to enhance the opportunity of Eligible Employees to increase savings for retirement on a tax deferred basis. The Plans are intended to be unfunded plans maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees as described in Section 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Certain capitalized terms used in the text of this Plan are defined in Section 12 in alphabetical order.

SERPLUS was initially established effective December 1, 1991 to permit certain discretionary employer contributions in excess of the tax limits applicable to the Intel Corporation Profit Sharing Retirement Plan and to permit certain deferrals of earnings in excess of the limit imposed by Section 402(g)(1) of the Internal Revenue Code of 1986, as amended (“the Code”). Effective November 1, 1995, SERPLUS was amended and restated in its entirety to permit deferral of bonuses by a select group of management or highly compensated employees.

Effective July 15, 1996, SERPLUS was amended and restated to create two separate plans: the Bonus Deferral Plan and the Excess Plan, and to account for bonus deferrals separately on the Company’s SERPLUS records and Participants were permitted to make separate distribution elections for the Bonus Deferral Plan and the Excess Plan.

Effective April 1, 2000, SERPLUS was amended and restated in its entirety to combine the accounts of the Bonus Deferral Plan and the Excess Plan under a single SERPLUS Plan, and to make other design and administrative changes.

Effective January 1, 2004, but conditioned upon the receipt of a favorable determination letter from the Internal Revenue Service applicable to the Pension Plan as amended and restated effective January 1, 2004, SERPLUS was amended and restated to provide that the distribution of the SERPLUS account of a participant entitled to receive a supplemental (“QSERP”) benefit from the Pension Plan shall be reduced by the amount of the QSERP benefit payable as a Lump Sum Distribution, as defined in the Pension Plan, together with other conforming changes. Technical amendments were also made to comply with the requirements of Internal Revenue Code Section 409A and NASDAQ registration requirements.

Effective January 1, 2006, SERPLUS was amended to permit newly hired Eligible Employees to make deferral elections within 30 days of their date of hire; to make

SERPLUS salary deferral elections independent of an election under the SERP 401(k) Plan; and to require that new SERPLUS salary deferral and Employee Bonus deferral elections be made for each Plan Year

SECTION 2. ELIGIBILITY AND PARTICIPATION.

(a) Participation - Company Contributions. In the case of contributions made pursuant to Section 4 of this Plan, each Eligible Employee who is also eligible to receive an allocation of a Discretionary Intel Contribution under the Intel Corporation Profit Sharing Retirement Plan shall also be eligible to receive a Company Contribution under this Plan.

(b) Participation - Earnings Deferrals. In the case of Earnings Deferrals, an Eligible Employee may participate in the Plan for a Plan Year by filing an election in compliance with the provisions of Section 3.

(c) Participation – Supplemental Amounts. The Company may also allocate Supplemental Amounts to any Eligible Employee.

(d) Suspension. A Participant’s participation in this Plan shall be suspended for any period with respect to which he or she is not an Eligible Employee. With respect to any period of suspension, a Participant shall not receive an allocation of any Discretionary Company Amounts and shall not elect to defer Earnings, but such Participant’s Accounts shall continue to accrue income, gains and losses without regard to the suspension of participation.

(e) Termination of Participation. A Participant’s participation in this Plan shall terminate as of the earlier of (i) the date on which such Participant’s entire Plan Benefit has been distributed, (ii) the date of such Participant’s death or (iii) on the Participant’s Termination Date in the event that such Participant’s Termination Date occurs at a time when he or she is not entitled to any Plan Benefit.

SECTION 3. EARNINGS DEFERRALS.

(a) Elections to Participate.

(i) In the first year of an Eligible Employee’s employment with the Company, he or she shall file an election to defer Earnings not later than the 30th day following his or her first day of employment. Such election shall be applicable to Earnings beginning with the first full pay period beginning after the 30th day following the Eligible Employee’s first day of employment. In all other years, an Eligible Employee shall make an election to defer Earnings for a Plan Year at such time and in such manner as the Company may establish, provided that the time for filing an election shall not be later than December 31 of the year preceding such Plan Year.

(ii) An election made pursuant to this section 3(a) shall be effective only with respect to the Plan Year for which it is made.

(b) Earnings Deferrals. A Participant who has elected participation under paragraph (a) of this Section 3 may make two separate elections with respect to the deferral of Earnings.

(1) Bonus Deferrals. A Participant may elect to defer his or her Employee Bonus in increments of 25%, 50% or 100% of the Employee Bonus. In the case of a Participant election to defer 100% of the Employee Bonus, the amount eligible for deferral shall be reduced by amounts which the Participant has elected to contribute to the Intel Corporation Stock Participation Plan and by applicable taxes and withholding amounts.

(2) Salary Deferrals. A Participant may elect to have his or her taxable compensation reduced and the corresponding Earnings Deferrals credited to this Plan on his or her behalf in an amount equal to the percentage of his or her Earnings which such Participant has elected to defer under this Plan. The percentage that the Participant elects to defer under this Plan may not exceed the maximum percentage that the Participant is permitted to select for Salary Deferrals in the Intel Corporation 401(k) Savings Plan.

(c) Selection and Change of Rate by Participant. The designation of deferral rate under Section 3(a)(1) shall be made pursuant to procedures prescribed by the Company. No Participant shall be permitted to increase or decrease the rate of deferral during the Plan Year to which the election relates.

(d) Other Methods. The Company reserves the right to select other procedures for determining Earnings Deferral rates pursuant to this Section 3, provided that such other procedures are communicated to affected Participants, are uniformly applied and do not cause the Intel Corporation 401(k) Savings Plan to violate any tax rules governing Salary Deferrals.

(e) Manner of Payment. Earnings Deferrals shall be made through payroll deductions from the Participant’s Earnings. Amounts deducted through payroll shall be retained by the Company and shall be credited to an Earnings Deferral Account(s) maintained by the Company with respect to each Participant.

(f) Effect of election. A Participant’s election to commence Earnings Deferrals shall constitute an election (for federal tax purposes, and wherever permitted for state, local and foreign tax purposes) to have his or her taxable compensation reduced by the amount of all Earnings Deferrals. A Participant’s Earnings Deferrals shall be credited to his or her Salary Deferral Account and/or Employee Bonus Account, as appropriate.

SECTION 4. DISCRETIONARY INTEL CONTRIBUTIONS.

(a) Discretionary Intel Contributions. For any Plan Year in which the Company determines a Discretionary Company Amount is eligible for contribution under this Plan, any such amount shall be allocated under Section 4(b) below.

(b) Allocation. Amounts under Section 4(a) that are eligible for allocation shall be allocated to Participants by first determining the amount which would have been allocated under Section 4(c) of the Intel Corporation Profit Sharing Retirement Plan as if the limitations of Section 415(c)(1)(A) and 401(a)(17) had not applied. The excess of the amount so determined over the allocation of the Discretionary Intel Contribution to the Participant in the Intel Corporation Profit Sharing Retirement Plan for the Plan Year shall be credited to the Participant’s Profit Sharing Account for the Plan Year as of the date on which Discretionary Intel Contributions are made to the Intel Corporation Profit Sharing Retirement Plan. In addition, the Participant’s Profit Sharing Account shall be credited with an amount calculated by multiplying the Participant’s Earnings Deferrals for the Plan Year times the allocation ratio applied to the Participant under the Intel Corporation Profit Sharing Retirement Plan, i.e., the aggregate contributions plus forfeitures allocated to all such Participants in the Intel Corporation Profit Sharing Retirement Plan, divided by the aggregate Earnings (as defined in the Intel Corporation Profit Sharing Plan) of such Participants.

(c) Automatic Participation. All Eligible Employees who are entitled to an allocation of Discretionary Intel Contributions pursuant to the Intel Corporation Profit Sharing Retirement Plan and who are limited as described in Section 4(a), above, shall automatically be entitled to share in any Discretionary Company Amounts.

(d) Limitation for Executive Officers. Notwithstanding any other provision of this section 4, the allocation which would otherwise be made for a Participant who is an executive officer of the Company whose compensation is required to be reported to the Company’s stockholders pursuant to the Securities Exchange Act of 1934 may be reduced or eliminated in the discretion of the Compensation Committee of the Board of Directors.

SECTION 5. WITHDRAWAL OF EARNINGS DEFERRALS.

(a) Withdrawals Limited to Financial Hardship. No Participant may withdraw any amount credited to his or her Profit Sharing Account while such Participant is an Employee of the Company. No Participant may withdraw any Earnings Deferrals from his or her Earnings Deferral Account unless the withdrawal is necessary to meet and does not exceed the amount of the financial hardship as defined in Section 5(b). Such withdrawal shall be requested in the manner prescribed by the Company.

(b) Financial Hardship Defined. A “Financial Hardship” will be considered to exist in the case of an unforeseeable emergency resulting from one or more of the following events:

(1) A sudden and unexpected illness or accident of the Participant or a dependent (as defined in Section 152(a) of the Code) of the Participant;

(2) A loss of the Participant’s property due to casualty; or

(3) Other similar and extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

(c) Limit on Amount of Hardship. The circumstances which constitute a Financial Hardship under Section 5(b) will depend on the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved:

(1) Through reimbursement or compensation by insurance or otherwise;

(2) By liquidation of the Participant’s assets, to the extent the liquidation of such assets would not itself cause severe Financial Hardship; or

(3) By cessation of Earnings Deferrals under Section 3(a)(2) of this Plan.

(d) Payment of Withdrawals. Any withdrawal pursuant to this Section 5 shall be paid within 90 days (or such additional period as is reasonably required) after the Valuation Date next following the Company’s receipt and approval of the withdrawal request.

(e) Limitation on Withdrawals.

(1) No Participant shall make more than one withdrawal pursuant to this Section 5 during any 12-month period. The Company, in its sole discretion, may permit more frequent withdrawals pursuant to this Section 5 provided that any change in the rules limiting such withdrawals shall be uniformly applied.

(2) No earnings which may have been credited to the Earnings Deferral Account due to investment allocations made pursuant to Section 7 of this Plan shall be eligible for withdrawal under this Section.

(3) No withdrawal shall exceed an amount equal to the difference between the total value of all of the Participant’s Accounts minus the value of the QSERP Offset, measured as of the date of the withdrawal.

SECTION 6. VESTING AND FORFEITURES.

(a) Vesting in Earnings Deferral Account. A Participant shall always have a 100% vested interest in his or her Earnings Deferral Account.

(b) Vesting in Profit Sharing Accounts. A Participant’s entire interest in his or her Discretionary Company Account shall become 100% vested when the earliest of the following occurs:

(1) Attainment of Age 60. Such Participant is an Employee after he or she has attained age 60;

(2) Death. Such Participant dies while an Employee; or

(3) Total and Permanent Disability. Such Participant is Totally and Permanently Disabled while an Employee.

(c) Deferred Vesting in Profit Sharing Accounts. A Participant who is not otherwise 100% vested in his or her Discretionary Company Account pursuant to Section 6(b) shall become vested pursuant to the following schedule:

Completed Years of Service	Vested Percentage

Less than 3	0 (Percent)
3 but less than 4	20 (Percent)
4 but less than 5	40 (Percent)
5 but less than 6	60 (Percent)
6 but less than 7	80 (Percent)
7 or more	100 (Percent)

(d) Vesting Rules.

(1) If a Participant’s Termination Date occurs before he or she is 100% vested, amounts which are not vested shall be forfeited to the Company and shall be deleted from Discretionary Company Accounts. If a Participant is reemployed after forfeiting Discretionary Company Account balances, the forfeited amount shall not be reinstated.

(2) Re-employment. If a Participant is reemployed by the Company before incurring a “permanent service break” as that term is described in the Intel Corporation Profit Sharing Retirement Plan, the service before the break shall count for purposes of determining “Years of Service” under this Section and for purposes of vesting in Discretionary Company Accounts related to contributions made following reemployment.

(3) Job Elimination. If a Participant is the subject of a Job Elimination (as defined in the Intel Corporation Profit Sharing Retirement Plan) which results in termination of employment as an Employee, and such Participant becomes fully vested in his or her Accounts under the Intel Corporation Profit Sharing Retirement Plan, then such Participant shall become fully vested in his or her Profit Sharing Account under this Plan. If a Participant whose Account becomes fully vested as a result of this paragraph is subsequently rehired, such Participant’s vested percentage in future contributions shall be determined without regard to the effect of any prior Job Elimination.

SECTION 7. INVESTMENT AND ACCOUNTS.

(a) Accounts. The following accounts (collectively, the “Accounts”), more fully defined in Section 12, shall be maintained for each Participant:

(1) Employee Bonus Account (formerly the “Earnings Deferral Bonus Account”); and

(2) Salary Deferral Account (formerly the “Earnings Deferral Excess Account”); and

(3) Profit Sharing Account (formerly the “Discretionary Company Contributions Account”).

(b) Investment Choices. A Participant’s Earnings Deferral Account(s) shall be considered to have been invested in accordance with the Participant directions given for investment among hypothetical investment alternatives designated for this Plan. A Participant’s Salary Deferral Account and Employee Bonus Account shall be credited with hypothetical investment gains or losses which such Account would yield if it were invested in accordance with such directions. A Participant’s Profit Sharing Account shall be considered to have been invested in the Discretionary Intel Account in the Intel Corporation Profit Sharing Retirement Plan and shall be credited with hypothetical investment gains and losses which such Account would yield if it were invested in such Discretionary Intel Account. A Participant’s election pursuant to Section 12(a) of the Intel Corporation Profit Sharing Retirement Plan (affecting Participants who have attained age 55) shall be applied to the same extent in determination of investment gains and losses in such Participant’s Profit Sharing Account.

(c) No Requirement of Actual Investment. The Company shall be under no obligation to actually invest in funds comparable to those available for investment of Intel Corporation 401(k) Savings Plan or Intel Corporation Profit Sharing Retirement Plan assets. The references to accounts in such plans are for purposes of measuring earnings only.

(d) Changes in Hypothetical Earnings Method. The Company retains the right to change the method for determining hypothetical earnings and account values at any time without prior notice to Participants.

SECTION 8. AMOUNT AND DISTRIBUTION OF PLAN BENEFITS.

(a) Amount of Plan Benefits. A Participant’s Plan Benefit shall consist of the value of such Participant’s Accounts, to the extent vested, minus the value of the QSERP Offset. The value of the Participant’s Plan Benefit shall be determined as of a Valuation Date, selected by the Company based on administrative considerations, that precedes the Participant’s benefit commencement date.

(b) Form and Time of Distribution: General Rule. Unless the Participant has elected a distribution under Section 8(c) pursuant to procedures prescribed by the Company, the distribution of the relevant Plan account shall be made in a cash lump sum as soon as reasonably practicable after the Participant’s Termination Date unless delay is reasonably necessary for the Company to locate the Participant (or his or her Beneficiary); provided , however, that in the case of a specified employee within the meaning of Section 409(a)(2)(B)(i) of the Code, no distribution shall be made before the date which is six months after the Participant’s Termination Date.

(c) Alternative Distribution Options. A Participant shall irrevocably select alternative distribution options in this subsection in a manner acceptable to the Company at any time prior to earning compensation subject to the first deferral elected as an Eligible Employee or within 30 days after first qualifying as an Eligible Employee. Effective from April 1, 2000, each new Eligible Employee may irrevocably select one distribution option covering all plan accounts. From July 15, 1996 to April 1, 2000, all Eligible Employees may irrevocably select two distributions options: one governing amounts deferred into an Employee Bonus Account (i.e., amounts deferred under Section 3(a)(1)) and a second option governing amounts deferred into a Salary Deferral Account or allocated to a Profit Sharing Account (i.e., amounts deferred under Section 3(a)(2) and Section 4).

Participants who have made distribution elections prior to July 15, 1996 had the option to make a new distribution election with respect to amounts deferred into an Employee Bonus Account by submitting a new election form to the Company no later than September 30, 1996. Any such new election superseded prior elections but would not take effect prior to January 1, 1998. Until January 1, 1998, the prior election would remain in effect. Distribution elections which were made prior to July 15, 1996 shall continue in effect with respect to all amounts in Salary Deferral Accounts or Profit Sharing Accounts and may not be amended or rescinded as a result of this amendment of the Plan.

Under each of the alternative distribution options, any amount which remains undistributed to such Participant shall continue to be credited with investment gains and losses in accordance with the investment allocations determined under Section 7 of this Plan until the Valuation Date which precedes payment of such amounts. Payments shall be made prior to April 1 of each year to which payment has been deferred, or as soon thereafter as practicable, unless delay is reasonably necessary for the Company to locate the Participant (or his or her Beneficiary). The Company, in its sole discretion, may also accelerate the date payments would otherwise be made under the following two paragraphs:

(1) Lump Sum Deferral. A Participant may elect to defer receipt of his or her Plan Benefit to the year following the year of the Participant’s Termination Date.

(2) Installment Distribution (5 or 10 Years). A Participant may elect a distribution of his or her Plan Benefit in annual cash installments over either a five-year or a ten-year period commencing with an annual payment in the year following the year in which such Participant’s Termination Date occurs. Account balances, adjusted for applicable investment gains and losses, shall be divided by the number of years remaining under the election to determine the amount of such annual installment.

SECTION 9. GENERAL PROVISIONS.

(a) Participant’s Rights Unsecured. The right of a Participant or his designated Beneficiary to receive a distribution hereunder shall be an unsecured claim against the general assets of the Company, and neither the Participant nor a designated Beneficiary shall have any rights in or against any specific assets of the Company. Notwithstanding the previous sentence, the Company reserves the right to establish a grantor trust, the assets of which shall remain subject to claims of creditors of the Company, to which Company assets may be invested to fund some or all of the liabilities represented by this Plan. This Plan shall not be construed to require the Company to fund any of the benefits payable under this Plan.

(b) No Guarantee of Benefits. Nothing contained in this Plan shall constitute a guaranty by the Company or any other person or entity that the assets of the Company will be sufficient to pay any benefit hereunder.

(c) No Right to Employment. The establishment of this Plan, the granting of benefits and any action of any member of the Affiliated Group or any other person shall not be held or construed to confer upon any person any right to be continued as an Employee, or, upon dismissal, to confer any right or interest in this Plan other than as provided herein. No provision of this Plan shall restrict the right of any member of the Affiliated Group to discharge any Employee at any time and for any reason.

(d) No Guarantee of Investment Earnings. In determining investment yields by reference to corresponding funds in the Intel Corporation Profit Sharing Retirement Plan or the Intel Corporation 401(k) Savings Plan, Intel does not endorse any of the investment funds and does not guarantee that Participants will receive a positive return on the investment of SERPLUS Accounts by measuring performance in such manner.

(e) Beneficiary. A Participant’s Beneficiary or Beneficiaries under this Plan shall be as specified by the Participant on an approved beneficiary designation form which applies to the SERPLUS Plan, or if there is no such form, as specified in the most recent generic beneficiary form executed prior to January 1, 2001 and which applies to the Intel Corporation Profit Sharing Plan and the Intel Corporation 401(k) Savings Plan. If the Company has no record of a Beneficiary having been named or if the named Beneficiary is not living when payment is to be made, then (i) the spouse of the deceased Participant shall be the Beneficiary or (ii) if the Participant has no spouse living at the time of death, then the living children of the deceased Participant shall be the Beneficiaries in equal shares. If the Participant has neither spouse nor children living at the time of death, then the estate of the Participant shall be the Beneficiary. A Beneficiary shall continue to receive payment in installments under Section 8(c)(2) of this Plan unless the Company, in its sole discretion, decides that any remaining balance be paid in a cash lump sum.

(f) Incapacity. If in the Company’s opinion, a Participant or Beneficiary for any reason is unable to handle properly any property distributable to him or her under the Plan, then the Company may make such arrangements which it determines to be beneficial to such Participant or Beneficiary for the distribution of such property, including (without limitation) the distribution of such property to the guardian, conservator, spouse or dependent(s) of such Participant or Beneficiary.

(g) Effect of Subsequent Changes in the Plan. All benefits to which any Participant or Beneficiary may be entitled hereunder shall be determined under the Plan as in effect when the Participant’s employment in the Affiliated Group terminates and shall not be affected by any subsequent changes in the Plan, unless the Participant is reemployed, in which case his or her benefit shall be based on the provisions of the Plan as in effect on the date his or her employment in the Affiliated Group terminates following reemployment.

(h) Governing Law. This Plan shall be construed under the laws of the State of California, without reference to the principles of conflicts of law thereof, to the extent such construction is not pre-empted by any applicable federal law.

(i) Nonalienation of Benefits. No benefit under this Plan may be sold, assigned, transferred, conveyed, hypothecated, encumbered, anticipated or otherwise disposed of, and any attempt to do so shall be void except to a Beneficiary selected in accordance with Section 9(d) of this Plan or in the case of a QDRO as provided under Section 9 ( i ) of this Plan. No such benefit shall, prior to receipt thereof by an Employee be in any manner subject to the debts, contracts, liabilities, engagements, or torts of such Employee.

(j) QDRO. The right to payment under this Plan may be assigned to an Alternate Payee (defined below) pursuant to a QDRO (defined below). If the right to payment is assigned to an Alternate Payee pursuant to a QDRO, the Alternate Payee generally has the same rights as the Participant under the terms of the Plan, except that an Alternate Payee may not transfer the right to payment. No right to payment under this Section 9(j) shall apply to any amount in excess of the difference between the value of the QSERP Offset and the total value of all of the Participant’s Accounts measured as of the effective date of the QDRO. For purposes of this Section 9(j), the word “QDRO” means a court order (1) that recognizes the right of a spouse or former spouse (an “Alternate Payee”) of an individual who has amounts deferred under this Plan to an interest in such deferral relating to marital property rights and (2) that the Company determines to be a “qualified domestic relations order,” as that term is defined in section 414(p) of the Code, but for the fact that the Plan is not a plan described in section 3(3) of the ERISA.

(k)         Section 16 Officers. This paragraph shall apply to any Participant who has been designated as a Section 16 Officer by the Board of Directors of Intel. Notwithstanding any provision to the contrary herein, any election by a Participant to whom this paragraph applies to make a “Discretionary Transaction” (as such term is defined in Rule 16b-3 as promulgated under Section 16 of the Securities Exchange Act of 1934 (“Rule 16b-3)) shall not be valid unless it is made at least six months after the date such Participant elected to make an “opposite way” (as such term is used in Rule 16b-3) Discretionary Transaction under this Plan or under any other employee benefit plan maintained by Intel. Unless earlier revoked by the Participant, any such election shall be deemed to have been made and received by the Plan on the first business day that is 6 months and 1 day after the date such Participant elected to make the earlier “opposite way” Discretionary Transaction under this Plan or under any other “tax conditioned plan” maintained by Intel.

SECTION 10. ADMINISTRATION OF THE PLAN.

(a) Administration by the Company. The Company shall be responsible for the general operation and administration of this Plan and for carrying out the provisions thereof. The Company shall make such rules, regulations and computations and shall take such other actions to administer the Plan as it may deem appropriate. The Company shall have sole discretion to interpret the terms of the Plan and to determine eligibility for benefits pursuant to the objective criteria set forth in the Plan. The Company’s rules, regulations, interpretations, computations and actions shall be conclusive and binding on all persons.

(b) General Powers of Administration. All provisions set forth in the Intel Corporation Profit Sharing Retirement Plan with respect to the administrative powers and duties of the Company, expenses of administration and procedures for filing claims shall also be applicable with respect to this Plan. The Company shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Company with respect to this Plan.

SECTION 11. AMENDMENT OR TERMINATION.

(a) Amendment or Termination. The Company reserves the right to amend or terminate the Plan when, in the sole opinion of the Company, such amendment or termination is advisable. Such determination may be reflected either by consent of the Board of Directors or by action of a committee comprised of the members of the Investment Policy Committee, duly authorized by the Board of Directors to act on its behalf.

(b) Effect of Amendment or Termination. No amendment or termination of this Plan shall directly or indirectly reduce the balance of any Participant’s Accounts held hereunder as of the effective date of such amendment or termination. Upon termination of this Plan, distribution of amounts in Participant accounts shall be made to the Participant in the manner prescribed in Section 8(b) of this Plan without regard to whether the Participant has a Termination Date and without regard to any alternative distribution options under Section 8(c) of this Plan.

SECTION 12. CLAIMS AND APPEALS

(a)	Claims for Benefits

(1) Except as otherwise required under ERISA, no Plan Benefit will be paid to or on behalf of a Participant under the Plan until the Participant (or the Participant’s Beneficiary, as appropriate) has filed a claim for benefits with the Company which contains all information which the Company may need to determine the amount of any payment due hereunder.

(2) If a properly completed claim for benefits has not been filed at least 90 days before the date payment of the Plan Benefit is to be made, the payment of such Plan Benefit may be delayed for administrative reasons.

(3) All claims for benefits under the Plan must be made in the manner prescribed by the Company and must be signed by the Participant or his or her Beneficiary, as appropriate. All claims for (or inquiries concerning) benefits under the Plan “Intel Corporation, Retirement shall be submitted pursuant to procedures specified by the Company, but a Participant who has not received notice of such procedures may request information concerning such procedures by making inquiry addressed as follows: “Intel Corporation, Plan Administrator, 2200 Mission College Boulevard, Santa Clara, CA 95052.”

(b)          Denial of Claims In the event any claim for benefits or application for a withdrawal is denied, in whole or in part, the Company shall notify the claimant of such denial and shall advise the claimant of his or her right to appeal the denial. Such notice shall set forth, in a manner calculated to be understood by the claimant, specific reasons for the denial, specific references to the Plan provisions on which the denial is based, a description of any information or material necessary for the claimant to perfect his or her claim, an explanation of why such material is necessary and an explanation of the Plan’s Review Procedure. Such notice shall be given to the claimant within 90 days after the Company receives his or her claim, unless special circumstances require additional time for processing. If additional time for processing is required, notice shall be furnished to the claimant prior to the termination of the initial 90 day period. Such notice shall indicate the special circumstances requiring the extension of time and the date by which the Company expects to render its decision on the claim. If a claimant has not received notice that additional time is required for processing his or her claim within 90 days of the date it is received by the Company, the claim shall be deemed to have been denied and the claimant shall be permitted to appeal such denial in accordance with the Review Procedure described herein. If a claimant receives proper and timely notice that additional time is required for processing his or her claim, but does not receive notice of the Company’s decision with respect to the claim within 180 days after the date the claim is received by the Company, the claim shall be deemed to have been denied and the claimant shall be permitted to appeal such denial in accordance with the Review Procedure described herein.

(c)	Review Procedure.

(1) Appointment of Review Panel The Company shall appoint a Review Panel which shall consist of three or more individuals who may (but need not) be employees of the Company. The Review Panel shall be the named fiduciary which shall have authority to act with respect to appeals from denials of claims for benefits under the Plan.

(2) Right To Appeal Any person whose claim for benefits or application for a withdrawal is denied (or deemed denied), in whole or in part, or such person’s authorized representative, may appeal from the denial by submitting a request for review of the claim to the Review Panel within 60 days after receiving notice of the denial from the Company (or, in the case of a deemed denial, within 60 days after the date the claim is deemed denied). The Company shall give the claimant (or the claimant’s representative) an opportunity to review pertinent documents in preparing a request for review.

(3) Form of Request for Review A request for review must be made in the manner prescribed by the Company and shall be addressed as follows: “Review Panel under the Intel Profit-Sharing Retirement Plan, 2200 Mission College Boulevard, Santa Clara, CA 95052.” A request for review shall set forth all of the grounds upon which it is based, all facts in support thereof and any other matters which the claimant deems pertinent. The Review Panel may require the claimant to submit such additional facts, documents or other material as it may deem necessary or appropriate in making its review.

(4) Time for Review Panel Action The Review Panel shall act upon each request for review within 60 days after receipt thereof, unless special circumstances require additional time for review. If additional time for review is required, notice shall be furnished to the claimant prior to the end of the initial 60-day period, indicating the date by which the Review Panel expects to render its decision on his or her request for review. In no event shall the decision of the Review Panel be rendered more than 120 days after it receives a claimant’s request for review.

(5) Review Panel Decision Within the time prescribed by (d) above, the Review Panel shall give notice of its decision to the claimant and the Company. In the event the Review Panel confirms the denial of the claim for benefits or the application for a withdrawal, in whole or in part, such notice shall set forth, in a manner calculated to be understood by the claimant, specific reasons for such denial and specific references to the Plan provisions on which the decision was based. In the event that the Review Panel determines that the claim for benefits or the application for a withdrawal should not have been denied, in whole or in part, the Company shall take appropriate remedial action as soon as reasonably practicable after receiving notice of the Review Panel’s decision. If a claimant has not received notice that additional time is required for review within 60 days of the date his or her request for review is received by the Review Panel, the claim shall be deemed to have been denied on review. If a claimant receives proper and timely notice that additional time is required for review, but does not receive notice of the Review Panel’s decision with respect to his or her claim within 120 days after the date the Review Panel receives the request for review, the claim shall be deemed to have been denied on review.

(6) Rules and Procedures The Review Panel shall establish such rules and procedures, consistent with the Plan and with ERISA, as it may deem necessary or appropriate in carrying out its responsibilities under this Section 12. The Review Panel may require a claimant who wishes to submit additional information in connection with an appeal from the denial of benefits to do so at his or her own expense.

(7) Exhaustion of Remedies No legal or equitable action for benefits under the Plan shall be brought unless and until the claimant: (i) has submitted a claim for benefits or application for a withdrawal in accordance with Section 12(a); (ii) has been notified that the claim or application is denied (or the claim or application is deemed denied as provided in Section 12(b); (iii) has filed a request for a review of the claim or application in accordance with Section 12(c); and (iv) has been notified that the Review Panel has affirmed the denial of the claim or application (or the claim or application is deemed to have been denied on review as provided in Section 12(c)).

SECTION 13. DEFINITIONS.

Capitalized terms not otherwise defined herein shall have the meaning defined in the Intel Corporation Profit Sharing Retirement Plan.

(a) “Accounts” shall have the meaning prescribed in Section 7(a).

(b) “Affiliate” means any entity (whether corporation, partnership, joint venture or otherwise) a substantial percentage of the equity interest of which is owned by the Company, by one or more Subsidiaries, or by the Company together with one or more Subsidiaries and which has been designated by the Company as an Affiliate for purposes of this Plan.

(c) “Affiliated Group” means the Company, each Subsidiary and each Affiliate.

(d) “Beneficiary” means the person or persons determined under Section 9(d) of this Plan, who are to receive the Participant’s Plan Benefit in the event of his or her death prior to the complete distribution thereof.

(e) “Code” means he Internal Revenue Code of 1986, as amended.

(f) “Company” means Intel Corporation, a Delaware corporation.

(g) “Discretionary Company Amount” means, for any Plan Year, the amount which the Company, in its sole discretion, may determine as eligible to be set aside for purposes of contribution to the Intel Corporation Profit Sharing Retirement Plan and to this Plan.

(h) “Discretionary Intel Account(s)” means the accounts established by the Company within the trust which forms a part of the Intel Corporation Profit Sharing Retirement Plan and in which all Discretionary Intel Contributions are invested.

(i) “Discretionary Intel Contributions” means the amount which the Company, in its sole discretion, may determine to be a profit-sharing contribution for a Plan Year and which shall first be contributed in accordance with Section 4(a) of the Intel Corporation Profit Sharing Retirement Plan and then in accordance with Section 4 of this Plan.

(j) “Earnings” means Earnings as defined in the Intel Corporation Profit Sharing Retirement Plan, determined without regard to the limit imposed by Section 401(a)(17) of the Code, plus amounts deferred during the year into an Eligible Employee’s Salary Deferral Account or Employee Bonus Account, but excluding any compensation for periods prior to the date the Eligible Employee commences participation in the Intel Corporation Profit Sharing Retirement Plan or while he or she was not an Eligible Employee and excluding all or any portion of any items of compensation which are not considered by the Company to be part of the Eligible Employee’s regular earnings. By way of illustration but not by way of limitation, such items include relocation bonuses or expense reimbursements and any related payments, author incentives, recruitment or referral bonuses, foreign service premiums, differentials and allowances, imputed income pursuant to Section 79 of the Code, income realized as a result of participation in any stock option, stock purchase or similar plan maintained by the Company and tuition or other reimbursements.

(k) “Earnings Deferral(s)” means amounts elected by the Participant to be credited to this Plan on his or her behalf pursuant to Section 3(a).

(l) “Earnings Deferral Account” means the account or accounts described in Sections 7(a)(1) and 7(a)(2) of this Plan.

(m) “Eligible Employee” means any Employee of a Participating Company who is classified by the Company as eligible to Participate in this Plan as a member of a select group of management or highly compensated employees. The following Employees shall not be considered to be Eligible Employees:

(1) An Employee whose employment is covered by a collective-bargaining agreement (unless such agreement expressly provides for participation in the Plan);

(2) An Employee who is a nonresident alien with respect to the United States and who derives no earned income from a United States source (unless such Employee has been designated as an Eligible Employee by the Company);

(3) Any Employee or group of Employees designated by the Company as ineligible to participate in the Plan; and

(4) Any Employee who is a leased employee within the meaning of Section 414(n) of the Code and who is providing services to any member of the Affiliated Group.

(n) “Employee” means any individual employed by a member of the Affiliated Group as a common-law employee and any individual who is a leased employee within the meaning of Section 414(n) of the Code and who is providing services to any member of the Affiliated Group.

(o) “Employee Bonus Account” means the account described in Section 7(a)(1) of this Plan which is maintained on the books of the Company and which, with respect to each Participant, reflects the accumulated balance of amounts determined pursuant to Section 3(a)(1) of this Plan, including gains or losses thereon.

(p) “Employment Relationship” means, with respect to an Employee, the period which begins on the date on which the Employee first works for compensation with a member of the Affiliated Group and which ends on the Employee’s Termination Date.

An Employee shall not be considered to have terminated prior to resignation or discharge during the following periods:

(1) While on authorized leave of absence, while on a temporary layoff, when unable to work due to disability or sickness or when on jury duty, approved sabbatical, vacation or holiday; or

(2) When the Employee enters military service with the United States or any other country of which he or she is a citizen or resident.

An Employee shall be deemed to have been discharged as of the earlier of the date oral or written notice of discharge is actually received or the date a written notice of discharge is deposited in the Unites States mail, registered or certified, to the employee’s last known address reflected on a member of the Affiliated Group’s records.

(q) “Employee Bonus” means the bonus payable under either the Company’s Employee Bonus Plan or Executive Officer Bonus Plan. The Employee Bonus eligible for deferral shall be subject to adjustment for any necessary income tax or employment tax withholding. Nothing herein contained shall be deemed to constitute a guaranty that an Employee Bonus will be paid to any or all Participants in any particular Plan Year.

(r) “Participant” means an individual who participates in the Plan pursuant to Section 2.

(s) “Participating Company” means the Company and each member of the Affiliated Group which has been designated as a Participating Company by the Company.

(t) “Plan Benefit” means a benefit to which the Participant is entitled under Section 8(a).

(u) “Plan Year” means the 12 month period beginning on January 1 and ending on December 31 of each year.

(v) “Profit Sharing Account” (formerly the “Discretionary Company Contributions Account”) means the account described in Section 7(a)(3) of this Plan which is maintained on the books of the Company and which reflects, with respect to each Participant, the accumulated balance of amounts determined pursuant to Section 4 of this Plan, including any gains or losses thereon.

(w) “QSERP Offset” means the amount of the supplemental benefit provided under Section 3(a) and Appendix I of the Intel Corporation Defined Benefit Pension Plan, payable as a Lump Sum Distribution as provided in Section 4(a)(v) of such Plan.

(v) “Salary Deferrals” means amounts contributed to the Intel Corporation 401(k) Savings Plan on behalf of a Participant pursuant to Section 3(a) of such plan.

(w) “Salary Deferral Account” means the account described in Section 7(a)(2) of this Plan which is maintained on the books of the Company and which, with respect to each Participant, reflects the accumulated balance of amounts determined pursuant to Section 3(a)(2) of this Plan, including gains or losses thereon.

(x) “Subsidiary” means any corporation with respect to which the Company, one or more Subsidiaries, or the Company together with one or more Subsidiaries own not less than 80% of the total combined voting power of all classes of stock entitled to vote or not less than 80% of the total value of all shares of all classes of stock.

(y) “Termination Date” means any of the following:

(1) The date an Employee dies while employed by a member of the Affiliated Group;

(2) The date an Employee becomes Totally and Permanently Disabled while employed by a member of the Affiliated Group:

(3) The date an Employee ceases to be employed by a member of the Affiliated Group by reason of quit, discharge or retirement; or

(4) The first anniversary of the date on which the Employee is first absent from service with a member of the Affiliated Group for a reason other than death, disability, quit, discharge or retirement.

(z) “Total and Permanent Disability” means the condition existing within the meaning of the Intel Corporation Long Term Disability Plan.

(aa) “Valuation Date” means any business day or such other days as may be determined by the Company.

(bb) “Year of Service” means a Year of Service as determined by the Company in its discretion applying the provisions of the Intel Corporation Profit Sharing Retirement Plan, and such determination shall be conclusive and binding on all persons.

SECTION 14. EXECUTION AND EFFECTIVE DATE.

To record the adoption of the Plan to read as set forth herein, the Management SERP Administrative Committee, as authorized pursuant to action of the Board of Directors of the Company, has hereby amended and restated this Plan in its entirety, effective January 1, 2006.

INTEL CORPORATION

By:

/s/ Karl W. Heckman

Karl W. Heckman

Secretary, Management SERP Administrative Committee